1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date April 23, 2012	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

兗州煤業股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CONNECTED TRANSACTION

ACQUISITION OF COAL MINES FROM YANKUANG GROUP

ACQUISITION OF COAL MINES FROM YANKUANG GROUP

On 23 April 2012, the Company entered into the Assets Transfer Agreement with Yankuang Group and Beisu Company, pursuant to which the Company will purchase the Target Assets from Yankuang Group at a consideration of RMB824,142,300.

HONG KONG LISTING RULES IMPLICATIONS

Yankuang Group is the controlling shareholder of the Company, holding approximately 52.86% of the total share capital of the Company as at the date of this announcement and therefore is a connected person of the Company under the Hong Kong Listing Rules. Beisu Company is a wholly owned subsidiary of Yankuang Group and therefore is a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the entering into of the Assets Transfer Agreement and the Assets Transfer constitute a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules.

As all the applicable size test percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) in respect of the Assets Transfer exceed 0.1% but are less than 5%, the entering into of the Assets Transfer Agreement is only subject to the reporting and announcement requirements and is exempt from the independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

A.	INTRODUCTION

On 23 April 2012, the Company entered into the Assets Transfer Agreement with Yankuang Group and Beisu Company, pursuant to which the Company will purchase the Target Assets from Yankuang Group at a consideration of RMB824,142,300.

B.	ASSETS TRANSFER AGREEMENT

(1)	Date

23 April 2012

(2)	Parties

(i)	Yankuang Group and Beisu Company as the Transferors; and

(ii)	the Company as the transferee

(3)	Target Assets

The whole assets and liabilities of Beisu coal mine and Yangcun coal mine, including, but not limited to, the mining rights, building ownership, all machinery equipment and other fixed assets and their equity investments in Beisheng Industry and Trade, Shengyang Wood and Jiemei Wall Materials.

(4)	Consideration

RMB824,142,300. The consideration shall be paid in a lump sum in cash to the Transferors on the Delivery Date.

The consideration is determined based on the valuation report prepared by Beijing China Enterprise Appraisals (北京中企華資產評估有限責任公司), an independent valuer. As at the Valuation Date, the appraised value of the net assets of the Target Assets (based on cost method) is RMB824,142,300, which was approved by the SASAC of Shandong Province on 16 April 2012.

(5)	Conditions Precedent to the Assets Transfer Agreement

As the Target Assets involve State-owned assets (including State-owned mining rights), pursuant to the relevant laws and regulations on transfer of State-owned assets, the Assets Transfer shall comply with the necessary State-owned asset transfer procedures. Therefore, completion of the Assets Transfer is subject to the Company being legally confirmed as the successful bidder for the Target Assets through the necessary procedures.

The Assets Transfer Agreement shall become effective upon fulfilment of certain other conditions, including but not limited to:

(i)	the board of directors of Yankuang Group and the Board having approved the Assets Transfer;

(ii)	the SASAC of Shandong Province having verified and accepted the filing of the appraised value of the Target Assets and performed the procedures of public bidding for transferring State-owned assets; and

(iii)	the competent authorities of land and resources in the PRC having approved the transfer of mining rights of Beisu coal mine and Yangcun coal mine.

(6)	Lease of Land Use Rights

Yankuang Group undertakes that it will sublease the relevant land use rights of Beisu coal mine and Yangcun coal mine to the Company at the price equivalent to the actual rental that it pays to the relevant land and resources authorities in the PRC. The Company and Yankuang Group will enter into a separate lease agreement for the above lease of land use rights.

C.	INFORMATION ON THE TARGET ASSETS

Beisu coal mine and Yangcun coal mine are mines in actual production located in the Yanzhou coalfield in Shandong Province and owned by Yankuang Group as at the date of this announcement.

Beisu coal mine was put into production in 1976 and mainly produces PCI coal and thermal coal. It has an assessed annual production capacity of approximately 1 million tonnes. As at the Valuation Date, the remaining recoverable reserves of Beisu coal mine are approximately 17.45 million tonnes with a remaining productive life of 12.46 years. Beisu coal mine produced approximately 879 thousand tonnes, 729 thousand tonnes and 950 thousand tonnes of raw coal, respectively, for the three years ended 31 December 2011.

Yangcun coal mine was put into production in 1989 and mainly produces PCI coal and thermal coal. It has an assessed annual production capacity of approximately 1.15 million tonnes. As at the Valuation Date, the remaining recoverable reserves of Yangcun coal mine are approximately 21.76 million tonnes with a remaining productive life of 13.52 years. Yangcun coal mine produced approximately 796 thousand tonnes, 802 thousand tonnes and 1.02 million tonnes of raw coal, respectively, for the three years ended 31 December 2011.

Beisu coal mine and Yangcun coal mine also have certain equity investments in other entities, including 100% equity interest in Beisheng Industry and Trade, 39.77% equity interest in Shengyang Wood and 20% equity interest in Jiemei Wall Materials.

Beisheng Industry and Trade is a limited liability company incorporated in the PRC with a registered capital of RMB2,404,000. It is principally engaged in the businesses of gangues sorting and processing, freight transportation and plastic manufacturing.

Shengyan Wood is a limited liability company incorporated in the PRC with a registered capital of RMB15,085,000. It is principally engaged in the businesses of processing, sales, and import and export of decoration and ornament materials.

Jiemei Wall Materials is a limited liability company incorporated in the PRC with a registered capital of RMB3.6 million. It is principally engaged in the businesses of manufacturing and sales of coal gangues fired brick.

As at the Valuation Date, the appraised value of the net assets of the Target Assets (based on cost method) is RMB824,142,300. As neither Beisu coal mine nor Yangcun coal mine has a legal personality, no separate accounts have been prepared or maintained with respect to each of the two mines.

D.	REASONS FOR AND BENEFITES OF THE CONNECTED TRANSACTION

The Assets Transfer will help increase the coal reserves and promote the coal production and profitability of the Company.

The entering into of the Assets Transfer Agreement and the Assets Transfer contemplated thereunder have been approved at the ninth meeting of the fifth session of the Board held on 23 April 2012. The Directors (including all independent non-executive Directors) are of the view that the terms of the Assets Transfer Agreement are fair and reasonable, on normal commercial terms and in the interest of the Company and its Shareholders as a whole.

E.	HONG KONG LISTING RULES IMPLICATIONS

Yankuang Group is the controlling shareholder of the Company, holding approximately 52.86% of the total share capital of the Company as at the date of this announcement and therefore is a connected person of the Company under the Hong Kong Listing Rules. Beisu Company is a wholly owned subsidiary of Yankuang Group and therefore is a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the entering into of the Assets Transfer Agreement and the Assets Transfer constitute a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules.

As all the applicable size test percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) in respect of the Assets Transfer exceed 0.1% but are less than 5%, the entering into of the Assets Transfer Agreement is only subject to the reporting and announcement requirements and is exempt from the independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

Four Directors, namely, Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin and Mr. Shi Xuerang, being Directors having connected relationship with Yankuang Group, have abstained from voting at the meeting of the Board convened for the purpose of approving the Assets Transfer Agreement. Save as disclosed above, none of the other Directors has a material interest in the entering into of the Assets Transfer Agreement.

F.	GENERAL INFORMATION OF THE COMPANY, YANKUANG GROUP AND BEISU COMPANY

The Company is principally engaged in the businesses of coal mining, washing, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Yankuang Group is a wholly State-owned corporation with a registered capital of RMB3,353.388 million and is principally engaged in the businesses of coal production, coal chemicals, coal-electrolytic aluminum and the manufacturing of whole set of machinery and electrical equipment. As at the date of this announcement, Yankuang Group is the controlling shareholder of the Company, holding approximately 52.86% of the total share capital of the Company and therefore is a connected person of the Company under the Hong Kong Listing Rules.

Beisu Company is a limited liability company incorporated in the PRC with a registered capital of RMB60 million. Beisu Company is principally engaged in the businesses of coal mining and sales and kaolin processing and sales. Beisu Company is a wholly owned subsidiary of Yankuang Group and has no operating business other than holding the mining rights of Beisu coal mine. It is a connected person of the Company under the Hong Kong Listing Rules.

G.	DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meaning:

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“Assets Transfer”	the disposal of the Target Assets by the Transferors and the purchase of the Target Assets by the Company pursuant to the Assets Transfer Agreement;

“Assets Transfer Agreement”	the assets transfer agreement entered into between the Company and the Transferors on 23 April 2012;

“Beisheng Industry and Trade”	鄒城兗礦北盛工貿有限公司 Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd., a limited liability company incorporated in the PRC;

“Beisu Company”	兗礦集團北宿煤礦有限公司 Yankuang Group Beisu Coal Mine Co., Ltd., a limited liability company incorporated in the PRC, which is a wholly owned subsidiary of Yankuang Group;

“Board”	the board of Directors;

“Company”	兗州煤業股份有限公司 Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange respectively;

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Delivery Date”	the date on which the delivery of the Target Assets to the Company commences as agreed between the parties to the Assets Transfer Agreement, but no later than the twentieth business days after the Assets Transfer Agreement becomes effective;

“Director(s)”	the director(s) of the Company;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Jiemei Wall Materials”	濟寧市潔美新型牆材有限公司 Jining Jiemei New Wall Materials Co., Ltd., a limited liability company incorporated in the PRC;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“SASAC of Shandong Province”	State-owned Assets Supervision and Administration Commission of Shandong Province;

“Shareholders”	the shareholders of the Company;

“Shengyang Wood”	山東聖楊木業有限公司 Shandong Shengyang Wood Co., Ltd., a limited liability company incorporated in the PRC;

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Target Assets”	the whole assets and liabilities of Beisu coal mine and Yangcun coal mine, including but not limited to, the mining rights, building ownership, all machinery equipment and other fixed assets and their equity investments in Beisheng Industry and Trade, Shengyang Wood and Jiemei Wall Materials;

“Transferors”	Yankuang Group and Beisu Company;

“Valuation Date”	31 August 2011;

“Yankuang Group”	兗礦集團有限公司 Yankuang Group Corporation Limited, a wholly State-owned corporation and the controlling shareholder of the Company holding approximately 52.86% of the total share capital of the Company as at the date of this announcement; and

“％”	percentage.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

23 April 2012

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC